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                      [General American logo appears here]

                    General American Life Insurance Company
                               700 Market Street
                           St. Louis, Missouri 63101
September 2000

Dear Policy Holder:

On October 30, 2000, a Special Meeting of Shareholders of the Alger Equity Growth Series (the "Series") of the New England Zenith Fund will be held in Boston for the purposes set forth in the attached Notice.

Because you invested money through your variable universal life policy in the Alger Equity Growth Series you are entitled to direct us how to vote the shares of the Series attributable to your policy. At the Special Meeting, General American will vote the shares of the Series based on the instructions received from its life insurance policy holders. You may give us voting instructions for the number of shares of the Series attributable to your life insurance policy as of the record date of August 31, 2000.

The matters to be considered at the meeting are described in the attached Notice and Statement concerning the Special Meeting. After reviewing these materials, please follow the enclosed Telephone Voting Instructions or complete, sign, and date the enclosed Voting Instruction Form and promptly return it in the enclosed postage-paid envelope. Your instructions and participation are very important, and we appreciate your return of the form as soon as possible. Thank you for your cooperation.